CHAPIN DAVIS, INC. and SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES


(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

As of and for the year ended December 31, 2018

# CHAPIN DAVIS, INC. and SUBSIDIARY

## INDEX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapin Davis Investments, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1411 Clarkview Road

(No. and Street)

| Baltimore | MD | 21209 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Talbot Jones Albert, IV      410-435-3200

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuczak & Associates, P.A.

(Name – if individual, state last, first, middle name)

| 139 North Main St. | Bel Air | MD | 21014 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



# OATH OR AFFIRMATION

I, Talbot Jones Albert, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapin Davis Investments, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephanie Truant Notary Public Harford County, MD My Commission Expires

Signature

Chairman of the Board

Title

commission expires on 1/16/2021

Stephanie Truant

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KUCZAK
## & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors and Stockholders
Chapin Davis, Inc. and Subsidiary
Baltimore, Maryland

## Report of Independent Registered Public Accounting Firm

### Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Chapin Davis, Inc. and Subsidiary as of December 31, 2018, and related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chapin Davis, Inc. and Subsidiary as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis of Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Kuszel & Associates, P.A.*

Bel Air, Maryland
March 6, 2019

## CHAPIN DAVIS, INC. and SUBIDIARY
## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
### December 31, 2018

**ASSETS**

| | |
|---|---:|
| Cash | $ 33,608 |
| Securities owned, at fair value | 7,880 |
| Deposits with clearing organization | 101,909 |
| Receivable from clearing organizations | 245,552 |
| Receivable from broker dealer | 770,000 |
| Receivables from employees | 3,202 |
| Deferred tax assets | 191,000 |
| Prepaid expenses | 86,652 |
| Security deposits | 19,358 |
| Leasehold improvements and office equipment at cost less accumulated depreciation and amortization of $377,490 | 363,243 |
| **TOTAL ASSETS** | **$ 1,822,404** |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

LIABILITIES:

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 742,890 |
| Obligations under capital leases | 11,588 |
| Deferred tax liability | 19,700 |
| Note payable | 82,246 |
| Deferred rent | 75,406 |
| Total liabilities | 931,830 |

STOCKHOLDERS' EQUITY:

| | |
|---|---:|
| Preferred stock, Class A 8-1/2%, $100 par value; 3,000 shares authorized and outstanding | 300,000 |
| Common stock, $.10 par value: 200,000 shares authorized: 111,570 shares outstanding | 11,157 |
| Additional paid-in capital | 331,596 |
| Retained earnings | 247,821 |
| Total stockholders' equity | 890,574 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$ 1,822,404** |

The accompanying notes are an integral part of these financial statements.

## CHAPIN DAVIS, INC. and SUBIDIARY
### CONSOLIDATED STATEMENT OF INCOME
Year Ended December 31, 2018

| | |
|---|---:|
| **Revenues** | |
| Commissions | $ 1,478,978 |
| Principal transactions | 393,033 |
| Interest | 353,032 |
| Investment advisory fees | 2,340,355 |
| Mutual fund fees | 961,455 |
| Referral fees | 811,590 |
| Investment banking fees | 800,000 |
| Other | 62,235 |
| Total revenue | 7,200,678 |
| | |
| **Expenses** | |
| Compensation and benefits | 5,596,833 |
| Floor brokerage and clearing fees | 290,643 |
| Occupancy and equipment rental | 490,586 |
| Technology communications | 174,487 |
| Interest | 23,991 |
| Office supplies | 119,473 |
| Uncollectible accounts | 4,722 |
| Registration and licenses | 79,054 |
| Insurance | 127,478 |
| Depreciation and amortization | 51,619 |
| Legal and accounting | 351,218 |
| Other | 94,512 |
| Total expenses | 7,404,616 |
| | |
| Net loss before income taxes | (203,938) |
| | |
| Benefit from income taxes | 106,358 |
| | |
| Net loss | $ (97,580) |

The accompanying notes are an integral part of these financial statements

# CHAPIN DAVIS, INC. and SUBIDIARY
## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### Year Ended December 31, 2018

|  | Preferred Stock | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance, January 1, 2018 | $ 150,000 | $ 10,317 | $ 266,979 | $ 371,951 | $ 799,247 |
| Net loss | ---- | ---- | ---- | ( 97,580) | ( 97,580) |
| Dividends | ---- | ---- | ---- | ( 19,125) | ( 19,125) |
| Stock issued | 150,000 | 1,300 | 94,055 | ---- | 245,355 |
| Common stock repurchased | ---- | ( 460) | ( 29,438) | ( 7,425) | ( 37,323) |
| Balance, December 31, 2018 | $ 300,000 | $ 11,157 | $ 331,596 | $ 247,821 | $ 890,574 |

The accompanying notes are an integral part of these financial statements

# CHAPIN DAVIS, INC. and SUBIDIARY
## CONSOLIDATED STATEMENT OF CASH FLOWS
### Year Ended December 31, 2018

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (97,580) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | | 51,619 |
| Bad debt | | 4,722 |
| Accrued preferred dividends | | (14,875) |
| Deferred income tax provision | | (106,700) |
| (Increase) decrease in operating assets: | | |
| Securities owned | | 210,412 |
| Deposits with clearing organization | | (1,909) |
| Receivable from clearing organization | | 62,540 |
| Receivable from broker dealer | | (770,000) |
| Receivables from employees | | 157,734 |
| Receivable from non-customers | | 37,700 |
| Prepaid expenses | | (5,320) |
| Security deposits | | (492) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued expenses | | 292,603 |
| Income tax payable | | (4,093) |
| Deferred rent | | 12,387 |
| Net cash used in operating activities | | (171,252) |
| | | |
| Cash flows from financing activities: | | |
| Payments on capital leases | | (6,569) |
| Loan payments | | (104,561) |
| Common stock issued | | 95,355 |
| Common stock repurchased | | (37,323) |
| Dividends on preferred stock | | (4,250) |
| Net cash used in financing activities | | (57,348) |
| | | |
| Net decrease in cash | | (228,600) |
| | | |
| Cash at January 1, 2018 | | 262,208 |
| | | |
| Cash at December 31, 2018 | $ | 33,608 |
| | | |
| Supplemental cash flow information: | | |
| Cash paid for interest | $ | 23,991 |
| Cash paid for income taxes | $ | 342 |
| | | |
| Supplemental disclosure of noncash financing activities: | | |
| Note payable converted to preferred stock | $ | 150,000 |

The accompanying notes are an integral part of these financial statements

1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Chapin Davis, Inc. and Subsidiary (the Company) as summarized below conform to accounting principles generally accepted in the Unites States of America (U.S. GAAP). The significant accounting policies are summarized as follows:

A. Nature of Operations

Chapin Davis, Inc. (Chapin Davis) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Chapin Davis was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, Chapin Davis acquired the operation of Chapin Davis & Co., via an asset purchase agreement. Chapin Davis changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008. In 2013, Chapin Davis opened an office in Peoria, Illinois. In 2018, the Company opened an office in Philadelphia, Pennsylvania.

Chapin Davis is a registered securities broker–dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory and investment banking.

Chapin Davis forwards securities transactions to First Clearing, LLC, which carries and clears such transactions for Chapin Davis on a fully disclosed basis. The investment advisory fees are generated from various accounts that can be maintained at First Clearing, LLC or other brokerage firms.

Chapin Davis Insurance, Inc., a wholly-owned subsidiary of Chapin Davis, is licensed to sell life, property, and casualty insurance products.

B. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Chapin Davis and its wholly-owned subsidiary, Chapin Davis Insurance, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

C. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

   D. Revenue Recognition

   Profit and loss arising from all securities transactions entered into for the account and risk of Chapin Davis are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the consolidated statement of income. Trading gains and losses are recorded using the average cost method.

   Commission revenue and related clearing expenses are recorded on a trade date basis. Investment advisory fees are received quarterly and recognized as earned. Investment banking fees are recognized as earned based on the underlying agreements.

   E. Leasehold Improvements and Office Equipment

   The Company's policy is to capitalize leasehold improvement and equipment expenditures of $5,000 or more. Maintenance and repairs that do not significantly improve or extend the lives of the respective assets are charged to operations when incurred. When items of property are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

   Depreciation of leasehold improvements and office equipment is determined by use of a straight line method over the estimated useful life of the asset: leasehold improvements, 15 years and office equipment, five to seven years. Depreciation expense for the year was $51,619. Leasehold improvements and office equipment consisted of the following at December 31, 2018:

   |  | Leasehold Improvements | Office Equipment | Total |
   |---|---|---|---|
   | Cost | $ 411,317 | $ 329,417 | $ 740,734 |
   | Accumulated depreciation and amortization | ( 98,560) | ( 278,931) | ( 377,491) |
   | Net | $ 312,757 | $ 50,486 | $ 363,243 |

   F. Allowance for Doubtful Accounts

   The carrying amount of receivables from the clearing organization and employees are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of the open transactions with the clearing organization and a review of each employee's outstanding balance and ability to pay. The allowance for doubtful accounts was $0 at December 31, 2018. Bad debt write-offs for 2018 were $4,722

   G. Advertising

   Advertising costs for 2018 were $5,827. These costs are expensed as incurred.

8

1. Summary of Significant Accounting Policies – Continued

H. Income Taxes

Chapin Davis and its subsidiary file a consolidated federal income tax return, whereas each company files its own state income tax return. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities included in the consolidated financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the consolidated financial statements are expected to be realized in accordance with Financial Accounting Standards Board (FASB) guidance.

The Company accounts for uncertainty in income taxes in accordance with FASB guidance. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities.

As of December 31, 2018, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the consolidated financial statements. With limited exceptions, the Company is no longer subject to income tax examination for any years prior to 2014 for federal and state tax purposes.

I. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at brokerage firms. It does not include money market investments held at the clearing broker.

2. Fair Value Measurements

The FASB accounting topic on fair value measurements and disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy in accordance with FASB guidance are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.

2. Fair Value Measurements - Continued

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB guidance and result in a material difference in the recorded amounts. At December 31, 2018, the Company did not adjust prices received from the independent clearing firm.

The following table presents the Company's fair value hierarchy as of December 31, 2018:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at Fair Value |
|---|---|---|---|---|
| **Assets** | | | | |
| Deposits with clearing organization - | | | | |
| U.S. Treasury money market shares | $ 101,909 | $    ---- | $    ---- | $ 101,909 |
| Securities owned: | | | | |
| U.S. Treasury money market shares | 5,891 | ---- | ---- | 5,891 |
| Equity securities | 76 | ---- | ---- | 76 |
| Corporate bonds | 1,910 | ---- | ---- | 1,910 |
| Total securities owned | 7,877 | ---- | ---- | 7,877 |
| Total assets at fair value | $ 109,786 | $    ---- | $    ---- | $ 109,786 |

There were no transfers between Level 1 and Level 2 during the year.

3. Receivables From Clearing Organization and Broker Dealer

Receivables from clearing organization represent commissions and fees. Receivables from broker dealer represents fees for investment banking services.

4. Note Payable

The Company has a note payable to the Marital Trust U/W Bedford Chapin due June 28, 2019. The note terms include minimum monthly payments of $14,000 and an interest rate of 7%.

5. Preferred Stock

The Company authorized 1,500 shares of preferred stock at a par value of $100 per share and issued 1,500 shares in 2015. The terms of the stock issuance included a dividend of 8.5% payable quarterly with a due date of March 15, 2018, and was callable on March 15, 2018 at par and every six months thereafter until maturity, in increments of $25,000. In 2018 the terms were amended, providing for a due date of March 15, 2015 with the continuation of quarterly dividend payments at the rate of 8.5%.

The Company authorized 1,500 shares of preferred stock at a par value of $100 per share and issued those shares as payment for a promissory note due to the shareholder of $150,000. These terms of these shares include a dividend of 8.5% payable monthly and a maturity date of January 1, 2020.

6. Employee Benefit Plan

The Company has a 401(k) savings-profit sharing plan ("the Plan"). Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company contributed $111,221 to the Plan for the year ended December 31, 2018.

7. Income Taxes

The benefit for income taxes consists of the following:

| | | |
|---|---|---|
| Current | Federal | $ ---- |
| | State | ( 342) |
| Deferred | Federal | 97,600 |
| | State | 9,100 |
| Total benefit | | $ 106,358 |

7. Income Taxes – Continued

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax assets and liability.

|  | Federal | State |
|---|---|---|
| Deferred tax asset: |  |  |
| Net operating loss | $ 166,000 | $ 23,750 |
| Charitable contributions | 1,000 | 250 |
|  | $ 167,000 | $ 24,000 |
| Deferred tax liability: |  |  |
| Accelerated depreciation | $ 19,700 | $  ---- |

At December 31, 2018, the Company had loss carryforwards totaling approximately $565,000 that may be offset against future taxable income. These carryforwards expire in 2038.

In addition, there are charitable contribution deductions that can be carried forward totaling approximately $4,742 that expire in:

| | |
|---|---|
| 2019 | $ 1,592 |
| 2020 | 2,325 |
| 2021 | ---- |
| 2022 | 825 |
| 2023 | ---- |
| | $ 4,742 |

8. Commitments and Contingencies

In January, 2018 the Company signed a twelve year lease for their new Baltimore location commencing April 2018 with an expiration date of March 2029. The lease contains a provision for rent abatement for the first three months and fixed increases in the annual base rent and also increases in real estate taxes. Under U.S. GAAP all rental payments, including the rent abatement and fixed increases, are recognized on a straight-line basis over the term of the lease. The difference between the straight-line rent expense and the required lease payments is reflected as a deferred rent liability in the accompanying statement of financial position. The Company also leases office space in Peoria, Illinois under a non-cancelable operating lease expiring April 30, 2021 and in Philadelphia, Pennsylvania on a month-to-month basis.

8. Commitments and Contingencies – Continued

As of December 31, 2018, the aggregate future minimum rental payments under these leases are as follows:

|  | Maryland | Illinois |
|---|---|---|
| 2019 | $ 144,150 | $ 47,232 |
| 2020 | 147,764 | 49,122 |
| 2021 | 151,479 | 16,587 |
| 2022 | 155,275 | ----- |
| 2023 | 159,152 | ----- |
| Later years | 797,025 | ---- |
| Total | $ 1,554,845 | $ 112,941 |

Chapin Davis has entered into capital leases for certain equipment. Obligations under capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost and accumulated depreciation of this equipment at December 31, 2018 was $138,744 and $128,188 respectively.

Future minimum payments under the capital leases are as follows:

| | |
|---|---|
| 2019 | $ 6,115 |
| 2020 | 2,628 |
| 2021 | 2,628 |
| 2022 | 877 |
| | 12,248 |
| Less: amount representing interest | ( 660) |
| Present value of future payments | $ 11,588 |

The Company is subject to various litigation matters that arise in the ordinary course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes any resulting liability from these other actions would not have a material effect upon the Company's financial position.

9. Credit Risk

In the normal course of business, Chapin Davis's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose Chapin Davis to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customers or products.

## 9. Credit Risk - Continued

The Company has concentrated its credit risk by maintaining deposits in a financial institution and its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC). The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk to cash.

## 10. Guarantees and Indemnifications

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Chapin Davis guarantees all of the customer margin account balances held by its clearing broker. Chapin Davis is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2018 was $547,700. In the event of any customer default, the Chapin Davis has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Chapin Davis does not maintain any loss reserve.

The Company unconditionally guaranteed a loan for a former employee. The loan payments were $4,145 per month and ended in September 2018. The receivable from the former employee was written off in 2016.

## 11. Regulatory Requirements

Chapin Davis is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of December 31, 2018 the net capital was $248,835, which exceeded the capital requirement of $100,000 by $148,835 and the aggregate indebtedness ratio was 3.34 to 1.

11. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary:

| | |
|---|---|
| Total assets | $ 60,630 |
| Liabilities: | |
| Due to Chapin Davis, Inc. | $ 313,311 |
| Other liabilities | 82,245 |
| Total liabilities | $ 395,556 |
| Stockholders' equity | $( 334,926) |

These amounts are not included in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.

12. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 6, 2019 the date the financial statements were available to be issued. During the period January 1, 2019 through March 6, 2019 the Company did not have any subsequent events requiring recognition or disclosure.

Schedule I

## CHAPIN DAVIS, INC.

### COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

NET CAPITAL

| | | |
|---|---:|---:|
| Total consolidated stockholders' equity | | $ 890,574 |
| Add: | | |
| Stockholders' deficit of wholly-owned subsidiary | | 336,227 |
| | | |
| Total stockholders' equity qualified for net capital | | 1,226,801 |
| | | |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Petty cash | $ 376 | |
| Receivables from employees | 3,202 | |
| Deferred tax assets | 111,900 | |
| Receivable from subsidiary | 313,611 | |
| Receivable from broker dealer | 76,250 | |
| Prepaid expenses | 86,652 | |
| Investment in subsidiary | 1,000 | |
| Security deposit | 19,357 | |
| Leasehold improvements and office equipment, net | 363,243 | |
| Total deductions and/or charges | | 975,591 |
| | | |
| Net capital before haircuts on securities positions | | 251,210 |
| | | |
| Haircuts on securities | | |
| Trading and investing securities: | | ---- |
| U.S. and state government obligations | | ---- |
| Corporate obligations | | 143 |
| Stocks and warrants | | 76 |
| Other securities | | 2,156 |
| Undue concentration | | ---- |
| Total haircuts on securities | | 2,375 |
| | | |
| Net capital | | $ 248,835 |

16

## CHAPIN DAVIS, INC.

### COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

| | |
|---|---|
| Accounts payable and accrued expenses | $ 742,888 |
| Deferred rent | 75,406 |
| Obligations under capital leases | 11,588 |
| Total aggregate indebtedness | $ 829,882 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 100,000 |
| Excess net capital | $ 148,835 |
| Net capital less 120% of minimum dollar net capital requirement | $ 128,835 |
| Ratio: Aggregate indebtedness to net capital | 3.34 to 1 |

## CHAPIN DAVIS, INC.

### RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2018) UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

| | | |
|---|---:|---:|
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report | | $ 534,426 |
| Audit adjustments: | | |
| Accrued commissions | (300,000) | |
| Accrued preferred stock dividend | (15,938) | |
| Decrease in income tax expense | 83,431 | |
| Deferred tax benefit | 118,200 | |
| Other | 2,173 | |
| Total | | (112,134) |
| Audit adjustments to nonallowable assets: | | |
| Receivable from broker dealer | (76,250) | |
| Decrease in fixed assets | 7,349 | |
| Decrease in prepaid expenses | 7,188 | |
| Increase in deferred tax assets | (109,200) | |
| Other | (2,544) | |
| Total | | (173,457) |
| Net capital per the preceding | | $ 248,835 |
| Computation of aggregated indebtedness as reported in Company's Part II (unaudited) focus report | | $ 615,259 |
| Audit adjustments | | |
| Increase in accrued commissions | 300,000 | |
| Decrease in income taxes payable | (83,431) | |
| Decrease in accounts payable | (1,946) | |
| Total | | 214,623 |
| Total aggregate indebtedness per the preceding | | $ 829,882 |

Schedule I (continued)

CHAPIN DAVIS, INC.

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF
FORM X-17A-5 AS OF DECEMBER 31, 2018) UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION - CONTINUED
December 31, 2018

Reconciliation of Company's computation of Basic Net Capital requirement as
reported on the Company's Part IIA (unaudited) FOCUS report

| | |
|---|---:|
| Minimum net capital requirement | $100,000 |
| Excess net capital as reported in the Company's | |
| Part IIA (unaudited) FOCUS report | 434,426 |
| Less: | |
| Accrued commissions | (300,000) |
| Accrued preferred stock dividend | (15,938) |
| Receivable from broker dealer | (76,250) |
| Increase in deferred tax assets | (109,200) |
| Other | (2,544) |
| Plus: | |
| Decrease in income tax expense | 83,431 |
| Deferred tax benefit | 118,200 |
| Decrease in fixed assets | 7,349 |
| Decrease in prepaid expenses | 7,188 |
| Other | 2,173 |
| | |
| Excess net capital per the preceding | $ 148,835 |

Schedule II

# CHAPIN DAVIS, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

Chapin Davis is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

Schedule III

## CHAPIN DAVIS, INC.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

Chapin Davis is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

# KUCZAK & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors and Stockholders
Chapin Davis, Inc. and Subsidiary
Baltimore, Maryland

### Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Chapin Davis, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chapin Davis, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Chapin Davis, Inc. stated that Chapin Davis, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception. Chapin Davis, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chapin Davis, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Kuczak & Associates, P.A.*

Bel Air, Maryland
March 6, 2019

22.



Chapin Davis, Inc. Exemption Report

For the Year Ended December 31, 2018

Chapin Davis, Inc. (the "Company") is a registered Broker-Dealer subject to Rule 17a-5 Promulgated by the Securities and Exchange Commission (17 C.F.R. €240.17a-5, "Reports to be made by certain Broker-Dealers"). This Exemption Report was prepared as required by 17 C.F.R. €240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company state the following:

1) The Company claimed an exemption from 17 C.F.R. €240.15c3-3 under the following provisions of 17 C.F.R. €240.15c3-3 (k): (2) (ii)

2) The Company met the identified exemption provision in 17 C.F.R.€240.15c3-3(k) throughout the most recent fiscal year without exception.

Chapin Davis, Inc.

I, Talbot Jones Albert, IV affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Talbot Jones Albert, IV
Chairman of the Board

Wealth Management • Investment Securities • Insurance Services

1411 Clarkview Road | Baltimore, Maryland 21209 | Telephone (410) 435-3200 | Toll Free (800) 222-3246 | Fax (410) 433-2099 | www.chapindavis.com